Exhibit 99.1
TRANSACTIONS

The following table sets forth all transactions by the Reporting Persons (on behalf of the Funds) with respect to the Ordinary Shares effected in the last 60 days, inclusive of any transactions effected through 4:00 p.m., New York City time, on March 4, 2025. Except as otherwise noted below, all such transactions were purchases or sales of Ordinary Shares effected in the open market, and the table excludes commissions paid in per share prices.

Amount Purchased/(Sold)	Price Per Share (£) (or $ if noted below)	Date of Purchase/Sale
TWO SEAS GLOBAL (MASTER) FUND LP

100,000	8.4749 (1)	02/06/2025
50,000	7.73	02/07/2025
75,000	8.4543 (2)	02/18/2025
150,000	7.2972 (3)	02/20/2025
150,000	7.0016 (4)	02/28/2025
(19,015)	$9.80	03/03/2025
350,000	7.4322	03/04/2025
TWO SEAS LITIGATION OPPORTUNITIES FUND LLC

(58,292)	$12.25 (5)	01/21/2025
(141,708)	$12.00 (6)	01/22/2025
(11,680)	9.575 (7)	01/31/2025
(60,000)	$8.35	02/24/2025
(50,000)	$8.25	02/25/2025
(12,000)	7.00	02/27/2025
(250,000)	$8.85 (8)	02/27/2025
(200,000)	$8.98	02/28/2025
(16,452)	7.6358 (9)	03/03/2025
(483,548)	$9.8343 (10)	03/03/2025

(1) The purchase price is a weighted average price. These shares were purchased in multiple transactions at prices ranging from £8.4325 to £8.5775, inclusive. The reporting persons undertake to provide to the staff of the Securities and Exchange Commission, upon request, full information regarding the number of shares purchased or sold, as applicable, at each separate price within the ranges set forth in footnotes (1), (2), (3), (4), (5), (6), (8), (9), and (10).
(2) The purchase price is a weighted average price. These shares were purchased in multiple transactions at prices ranging from £8.32 to £8.52, inclusive.
(3) The purchase price is a weighted average price. These shares were purchased in multiple transactions at prices ranging from £7.075 to £7.60, inclusive.
(4) The purchase price is a weighted average price. These shares were purchased in multiple transactions at prices ranging from £6.9375 to £7.035, inclusive.
(5) The sale price is a weighted average price. These shares were sold in multiple transactions at prices ranging from $12.25 to $12.33, inclusive.
(6) The sale price is a weighted average price. These shares were sold in multiple transactions at prices ranging from $12.00 to $12.02, inclusive.
(7) Represents an in-kind distribution to an investor in Two Seas Litigation Opportunities Fund LLC.
(8) The sale price is a weighted average price. These shares were sold in multiple transactions at prices ranging from $8.78 to $8.852, inclusive.
(9) The sale price is a weighted average price. These shares were sold in multiple transactions at prices ranging from £7.595 to £7.6875, inclusive.
(10) The sale price is a weighted average price. These shares were sold in multiple transactions at prices ranging from $9.80 to $9.94, inclusive.